American Lithium Corp.

Consolidated Financial Statements

For the years ended February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

American Lithium Corp.

Management's Responsibility for Financial Reporting

The consolidated financial statements of American Lithium Corp. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgements and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of February 29, 2024.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee reviews the audited annual consolidated financial statements, the external auditors' report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the public.

"Simon Clarke"	"Philip Gibbs"
Simon Clarke	Philip Gibbs
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
American Lithium Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of American Lithium Corp. (the “Company”) as of February 29, 2024 and February 28, 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended February 29, 2024 and February 28, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for the years ended February 29, 2024 and February 28, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 27, 2024

PCAOB ID: 731

American Lithium Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		February 29,	February 28,
	Notes	2024	2023 (restated
			Note 3)
		$	$
Assets
Current assets
Cash and cash equivalents	4	11,889,416	11,985,766
Guaranteed investment certificates		-	28,636,414
Short-term investment	5	4,451,480	-
Amounts receivable		616,042	400,804
Prepaid expenses and deposits		2,482,159	2,109,932
		19,439,097	43,132,916

Non-current assets
Deposits		-	34,023
Investment in Surge Battery Metals Inc.	6	1,828,201	-
Reclamation deposits	7	593,009	594,713
Property and equipment	8	1,174,268	51,885
Right-of-use assets	9	100,835	208,828
Exploration and evaluation assets	10	150,459,421	150,257,776
		154,155,734	151,147,225
Total assets		173,594,831	194,280,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	2,174,324	1,663,785
Deferred revenue	6	60,000	-
Current portion of deferred gain on short-term investment	5	842,286	-
Current portion of lease liabilities	9	39,013	74,981
		3,115,623	1,738,766

Non-current liabilities
Deferred gain on short-term investment	5	1,052,857	-
Lease liabilities	9	77,906	151,308
		1,130,763	151,308

Total liabilities		4,246,386	1,890,074

Equity
Share capital	11	273,823,462	261,911,478
Equity reserves	11	54,145,037	49,215,413
Deficit		(159,171,337)	(119,267,247)
Accumulated other comprehensive income		551,283	530,423
		169,348,445	192,390,067
Total liabilities and equity		173,594,831	194,280,141

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on May 27, 2024:

/s/ Claudia Tornquist	/s/ G.A. (Ben) Binninger
Claudia Tornquist, Director	G.A. (Ben) Binninger, Director

American Lithium Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

		Year ended
	Notes	February 29, 2024	February 28, 2023
		$	$
Operating Expenses
Conferences and tradeshows		410,626	353,940
Consulting and employment costs		781,907	863,675
Depreciation	8,9	297,170	92,066
Exploration and evaluation expenditures	12	14,399,429	15,595,475
Foreign exchange loss		230,756	395,728
General and administrative		540,723	319,289
Insurance		1,534,668	369,261
Interest - lease obligations	9	11,783	28,751
Management and directors fees	12	2,067,000	1,987,584
Marketing		2,146,780	803,288
Professional fees		1,395,214	2,522,599
Regulatory and transfer agent fees		237,748	1,235,229
Share-based compensation	11,12	15,993,679	12,563,183
Travel		198,964	315,090
		(40,246,447)	(37,445,158)

Other items
Advisory fee income	6	180,000	-
Deferred gain recognition	5	631,714	-
Loss on short-term investment	5	(372,520)	-
Interest and miscellaneous income		1,137,819	1,778,616
Share of loss from equity investment in Surge Battery Metals Inc.	6	(814,238)	-
Dilution loss on investment in Surge Battery Metals Inc.	6	(420,418)	-

Net loss for the year		(39,904,090)	(35,666,542)

Other comprehensive loss
Foreign currency translation adjustment		20,860	681,538

Comprehensive loss for the year		(39,883,230)	(34,985,004)

Basic and diluted loss per share		(0.19)	(0.17)

Weighted average number of common shares outstanding - basic and diluted		214,635,954	207,655,575

American Lithium Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended
	Notes	February 29, 2024	February 28, 2023
		$	$
OPERATING ACTIVITIES
Net loss for the year		(39,904,090)	(35,666,542)
Items not affecting cash and cash equivalents:
Depreciation	8,9	297,170	92,066
Interest - lease obligations	9	11,783	90,606
Share-based compensation	11,12	15,993,679	12,563,183
Deferred gain on short-term investment	5	(631,714)	-
Loss on short-term investment	5	372,520	-
Share of loss from equity investment in Surge Battery Metals Inc.	6	814,238	-
Dilution loss on investment in Surge Battery Metals Inc.	6	420,418	-
Accrued interest receivable		217,509	(217,509)

Changes in non-cash working capital items:
Amounts receivable		(215,238)	(195,086)
Prepaid expenses and deposits		(338,204)	(1,220,080)
Accounts payable and accrued liabilities		(327,329)	151,756
Deferred revenue		60,000	-
Cash used in operating activities		(23,229,258)	(24,401,606)

INVESTING ACTIVITIES
Exploration and evaluation assets expenditures	10	(201,645)	(4,628,029)
Redemption of guaranteed investment certificates		39,594,712	17,738,051
Purchase of guaranteed investment certificates		(11,257,649)	(10,000,000)
Investment in Surge Battery Metals Inc.	6	(5,360,000)	-
Purchase of equipment		(518,566)	(17,661)
Refund of reclamation bonds		-	77,764
Cash provided by investing activities		22,256,852	3,170,125

FINANCING ACTIVITIES
Stock options exercised		801,908	4,583,392
Warrants exercised		46,021	9,343,053
Repayment of long-term debt		-	(1,051,075)
Repayment of lease liabilities	10	(89,778)	(84,318)
Cash provided by financing activities		758,151	12,791,052

Effect of foreign exchange on cash and cash equivalents		117,905	727,433

Change in cash and cash equivalents during the year		(96,350)	(7,712,996)
Cash and cash equivalents, beginning of year		11,985,766	19,698,762

Cash and cash equivalents, end of year		11,889,416	11,985,766

Supplementary cash flow disclosures (Note 16)

American Lithium Corp.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

		Number of Shares	Share Capital	Equity Reserves	Deficit	Accumulated Other Comprehensive Income	Total
	Notes	#	$	$	$	$	$
Balance as at February 28, 2022 (restated Note 3) (1)		204,280,109	230,593,327	43,959,936	(83,600,705)	(151,115)	190,801,443

Shares issued for exploration and evaluation assets	10	3,400,000	10,084,000	-	-	-	10,084,000
Share-based compensation	11	-	-	12,563,183	-	-	12,563,183
Stock options exercised	11	3,442,589	7,716,150	(3,132,758)	-	-	4,583,392
Warrants exercised	11	2,966,282	13,518,001	(4,174,948)	-	-	9,343,053
Loss for the year		-	-	-	(35,666,542)	-	(35,666,542)
Foreign currency translation adjustment		-	-	-	-	681,538	681,538
Balance as at February 28, 2023 (restated Note 3) (1)		214,088,980	261,911,478	49,215,413	(119,267,247)	530,423	192,390,067

Share-based compensation	11	-	-	15,993,679	-	-	15,993,679
Stock options exercised	11	540,600	1,363,257	(561,349)	-	-	801,908
Restricted share units vested	11	2,900,000	10,469,000	(10,469,000)			-
Warrants exercised	11	26,307	79,727	(33,706)	-	-	46,021
Loss for the year		-	-	-	(39,904,090)	-	(39,904,090)
Foreign currency translation adjustment		-	-	-	-	20,860	20,860
Balance as at February 29, 2024		217,555,887	273,823,462	54,145,037	(159,171,337)	551,283	169,348,445

(1) The opening balances of "Equity Reserves" and "Deficit" were changed to reflect the accounting policy change indicated in Note 3.

American Lithium Corp.

Notes to the Consolidated Financial Statements

For the years ended February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

American Lithium Corp. (the "Company") was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests in the United States of America and Peru. The Company's head office is located at 710 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the NASDAQ exchange under the symbol "AMLI", and on the Frankfurt Stock Exchange under the symbol "5LA".

The Company is in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at February 29, 2024, the Company had a working capital position of $16,323,474 (February 28, 2023 - $41,394,150), and for the year ended February 29, 2024, incurred a net loss of $39,904,090 (February 28, 2023 - $35,666,542). Furthermore, as at February 29, 2024, the Company had an accumulated deficit of $159,171,337 (February 28, 2023 - $119,267,247), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing. Though the Company has raised financing in the past, there is no guarantee that it will be able to in the future. As at February 29, 2024, management believes that the Company has sufficient working capital to meet the Company's obligations over the ensuing twelve-month period from the date of the statement of financial position.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

Certain accounts have been reclassified to be consistent with the current period classification.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 27, 2024.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow disclosure.

The consolidated financial statements are presented in Canadian dollars unless otherwise noted. The Canadian dollar is also the functional currency of the Company and its subsidiaries, except for Macusani Yellowcake S.A.C. and Macusani Uranium S.A.C. where the functional currency is the United States dollar.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. ("Maran")	Nevada, USA
Plateau Energy Metals Inc. ("Plateau")	Ontario, Canada
Macusani Yellowcake S.A.C.	Peru
Macusani Uranium S.A.C.	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp.

Subsidiaries are entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and highly liquid investments in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after one month or less and are readily convertible to a known amount of cash and subject to an insignificant risk of change in value. Money market investments and certificates of deposit that cannot be redeemed within a month or less for no penalty are classified as guaranteed investment certificates on the statement of financial position.

Exploration and evaluation assets

Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Management reviews the carrying value of capitalized exploration and evaluation assets at least annually. The review is based on the Company's intentions for development of an undeveloped property.

If a project does not prove viable, all unrecoverable costs associated with the project net of any previous impairment provisions are written off.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties are in good standing.

Property and equipment

Property and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of loss and comprehensive loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

  Buildings 10 years straight-line
  Computer equipment 3 years straight-line
  Furniture and office equipment 5 years straight-line
  Leasehold improvements 5 years straight-line
  Machinery and equipment 5 years straight-line
  Vehicles 5 years straight-line

Impairment

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired.

If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets in which case the recoverable amount is determined for the cash generating unit ("CGU") to which the asset belongs. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and its carrying amount or that of the CGU is written down to its recoverable amount and the impairment loss is recognized in the consolidated statement of loss and comprehensive loss.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of loss and comprehensive loss.

Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the Company's exploration and evaluation activities. Discount rates using a pre-tax rate that reflects the risk and the time value of money are used to calculate the net present value. These costs are charged against profit or loss as exploration and evaluation expenditures and the related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. The Company has no obligation for restoration, rehabilitation and environment costs as at February 29, 2024 and February 28, 2023.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Investment in associate

The Company accounts for its investment, over which it has significant influence, as an investment in associate using the equity method, whereby the investment is initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses from the associated company. The consolidated statements of loss and comprehensive loss reflect the share of the net loss of the associated company from the acquisition date forward. Changes in the Company's interest in its associated company resulting in dilution gains or losses, are recognized in the consolidated financial statements of loss and comprehensive loss.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

The Company determines whether any objective evidence of impairment exists at each reporting date. If impaired, the carrying value of the investment is written down to its recoverable amount.

An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of loss and comprehensive loss.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are also measured using an option pricing model. Consideration paid for the shares on the exercise of stock options is credited to share capital.

The Company grants restricted share units ("RSUs") and performance share units ("PSUs") to directors, officers, and employees. RSUs are redeemable on the vesting date, at the Company's discretion, into an equal number of common shares of the Company or into cash. PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets.

Warrants issued in equity financing transactions

Equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Warrants that are part of units are assigned value based on the residual value method and included in the share warrant reserve. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that all securities convertible to shares of the Company are exercised, if they have a dilutive effect. For the years presented, the outstanding warrants, options, RSUs and PSUs were anti-dilutive due to the Company reporting net losses. Accordingly, diluted loss per share information has not been shown.

Financial instruments

Financial assets

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost - assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest on specified dates; (ii) fair value through other comprehensive income ("FVOCI") - assets that are held for collection of contractual cash flows and selling the financial assets, where those cash flows represent solely payments of principal and interest on specified dates; or (iii) fair value through profit or loss ("FVTPL") - assets not classified as amortized cost or FVOCI.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statements of financial position subsequent to inception and how changes in value are recorded. Cash and cash equivalents, guaranteed investment certificates, amounts receivable, deposits and reclamation deposits are measured at amortized cost with subsequent impairments recognized in profit or loss. The Company's short-term investment is classified as FVTPL.

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated and subsequently measured as amortized cost, unless the Company has opted or is required to carry them at FVTPL. Accounts payable and accrued liabilities and lease liabilities are classified as amortized cost.

Income taxes

The Company utilizes the asset and liability method of accounting for deferred taxes. Under the asset and liability method, deferred income taxes and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against the asset that can be utilized.

The Company's exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialise.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use ("ROU") asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

  fixed payments, including in-substance fixed payments, less any lease incentives receivable;
  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
  amounts expected to be payable under a residual value guarantee;
  exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension, or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Accounting standards adopted during the year

The Company adopted the following new IFRS standard effective for annual periods beginning on or after January 1, 2023. The nature and impact of the standard on the Company's consolidated annual audited financial statements is indicated below.

In February 2021, the IASB issued Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). IAS 1 is amended to require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy and clarify that information may be material because of its nature, even if the related amounts are immaterial. These amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, and have not had a material impact on the Company's annual consolidated financial statements.

Change in accounting policy for expiry of share-based payment arrangements and warrants

The Company previously had an accounting policy to reclassify to deficit any balance in reserves upon the expiry of share-based awards or warrants under a view that IFRS 2 does not preclude an entity from recognizing a transfer within equity (from one component to another) in the event of an expiration; however, IFRS 2 does not mandatorily require the Company to perform such reclassifications. The Company has determined not to reclassify reserves to deficit upon expiry for all share-based awards or warrants as management believes that the expiry of a fully vested equity instrument does not result in a gain to the entity and is more accurately reflected outside of deficit. Additionally, upon examining other accounting frameworks, specifically United States generally accepted accounting principles, a movement within equity for expired share-based awards is not permitted and further supports the Company's decision to no longer reclassify reserves to deficit.

As a result, in the current period, the Company has changed its existing policy for the expiry of share-based payments or warrants and will no longer reclassify such reserves to deficit upon expiry. The consolidated equity is not modified by this change in presentation. As per IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. As a result of the restatement, the deficit no longer includes the effects arising from the expiry of share-based payment awards which have been reclassified to reserves amounting to $1,157,471 during the year ending February 28, 2023 and $2,318,600 cumulatively to February 28, 2022.

Change in accounting estimates for property and equipment

During the year ended February 29, 2024, The Company changed certain estimates over the depreciation of property and equipment on a prospective basis. Effective March 1, 2023, the Company's furniture and equipment are being depreciated on a straight-line basis (formerly 20% declining balance) and computer equipment is being depreciated on a straight-line basis (formerly 55% declining balance).

Accounting pronouncements not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from 1 January 2027. Companies are permitted to apply IFRS 18 before that date.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any other standards that have been issued would have no or very minimal impact on the Company's annual consolidated financial statements.

Judgements and estimates

The preparation of annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The key areas of judgement and estimation impacting these consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

  The Company's exploration and evaluation assets represent its most significant asset on the statement of financial position. The Company's management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

  Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc. (note 6)

  The Company's investment in Surge Battery Metals Inc. required the use of the Black-Scholes option pricing model to determine the discount for lack of marketability applied to the initial value of the Surge common shares and to value the Surge common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

3.       MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Determination of significant influence

  The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company's control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. As at February 29, 2024, the Company determined it has significance influence in Surge Battery Metals Inc. (note 6).

4. CASH AND CASH EQUIVALENTS

	February 29, 2024	February 28, 2023
	$	$
Cash held in banks	2,082,134	7,136,729
Redeemable guaranteed investment certificates	9,807,282	4,849,037
	11,889,416	11,985,766

The Company's cash and cash equivalents include an aggregate of $9,807,282 in redeemable guaranteed investment certificates ("GICs") including accumulated interest from Canadian financial institutions, which earn interest at rates ranging from 4.40% - 5.70% per annum and mature between October 24, 2024 and January 10, 2025.

The Company's GICs that are included in cash and cash equivalents are fully redeemable without a loss of accumulated interest.

5. SHORT-TERM INVESTMENT

As part of the Company's strategic investment in Surge Battery Metals Inc.'s ("Surge") private placement (note 6), the Company was issued 13,400,000 common share purchase warrants ("Warrants"). The Warrants are exercisable at $0.55 per Warrant for a period of three years from June 9, 2023. The Warrants are financial assets carried at FVTPL and are revalued at each reporting period end.

The following table provides a reconciliation of changes in the carrying value of the Warrants.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's Warrants (note 6)	2,297,143
Deferred gain on Warrants (note 6)	2,526,857
Fair value of Warrants at date of acquisition	4,824,000

Loss on short-term investment for year ended February 29, 2024	(372,520)
Balance, February 29, 2024	4,451,480

The Company determined the fair value of the Surge Warrants at February 29, 2024 was $4,451,480 (February 28, 2023 - $nil) and therefore recognized an unrealized loss of $372,520 for the year ended February 29, 2024 (February 28, 2023 - $nil).

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

The fair value of Surge's Warrants at February 29, 2024 was determined using the following inputs:

February 29, 2024
Expected volatility	128%
Risk-free interest rate	4.11%
Spot Price	0.5
Exercise Price	0.55
Time to expiration	2.27 years
Dividend yield	Nil

For the year ended February 29, 2024, the Company recognized $631,714 (February 28, 2023 - $nil) of the deferred gain of Warrants recognized on the date of acquisition. The remaining liability of $1,895,142 (of which $842,286 is short-term) will be recognized over the  term of the Warrants.

6. INVESTMENT IN SURGE BATTERY METALS INC.

On June 9, 2023, the Company completed a strategic investment in Surge, a company incorporated in Canada, whose principal business activity is the acquisition, exploration and development of mineral properties in Nevada.

Surge closed the first tranche of a non-brokered private placement financing by issuing 13,400,000 units ("Units") at a price of $0.40 per Unit to the Company for a total transaction value of $5,360,000. Each Unit consists of one common share and one Warrant exercisable at $0.55 per Warrant for a period of three years from the date of issuance, and is subject to a 4-month hold.

The allocation of the transaction value to the Surge common shares and Warrants at June 9, 2023 was determined based on the relative fair values of each asset, $3,062,857 and $2,297,143, respectively. The common shares were valued based on the market price of Surge's common shares on the date of the transaction multiplied by a discount for lack of marketability ("DLOM") of 22.6%, determined by utilizing the Black-Scholes option pricing model. The Warrants were valued using Black-Scholes option pricing model with the spot price of the Warrants based on the DLOM price of Surge's common shares to reflect the 4-month hold period.

The following Black-Scholes assumptions were utilized to value the discount for lack of marketability on the common shares and the Warrants at June 9, 2023:

	Common Shares	Warrants
	4-month hold
Expected volatility	102%	132%
Risk-free interest rate	4.08%	4.08%
Spot Price	0.62	0.48
Exercise Price	0.62	0.55
Time to expiration	4 months	3 years
Dividend yield	Nil	Nil

The Company determined that the fair value of Surge's Warrants acquired was $4,824,000 at June 9, 2023. Since the fair value of this financial instrument exceeded the Unit offering's allocated transaction value of $2,297,143, and the fair value is not based solely on observable inputs, $2,526,857 was recorded as a deferred gain, which is recognized over the three-year life of the Warrants (note 5).

After initial recognition, the Surge common shares and Warrants are separate financial assets, and therefore are valued separately. The Company determined that, through a combination of its shareholdings and its board representation, has significant influence over Surge on the date of acquisition, and therefore accounts for the investment using the equity method. The Warrants are fair valued at each reporting date (note 5).

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

6. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

As at February 29, 2024, the Company owns 13,400,000 shares of Surge, representing approximately 8.37% ownership of the investee, and has one of the five board of director seats of Surge. The Company also entered into a technical advisory agreement with Surge whereby the Company will have influence on the exploration activities of Surge.

Since Surge's financial statements are typically not publicly available at the time the Company files its financial statements, the share of Surge's results are recognized using a reporting period which is two months prior to that of the Company.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's common shares	3,062,857
Share of loss for the seven -month period ended December 31, 2023 (1)	(814,238)
Dilution loss on investment in Surge (2)	(420,418)
Balance, February 29, 2024	1,828,201

(1) Since the investment in Surge was purchased on June 9, 2023, the share of Surge's loss is only calculated from the date of acquisition to December 31, 2023.

(2) The Company's initial investment in Surge represented 9.73% of the outstanding share capital of Surge, decreasing to 8.37% by the end of the fiscal year which resulted in a dilution loss of $420,418.

The trading price of Surge's common shares on February 29, 2024 was $0.50. The quoted market value of the investment in Surge was $6,700,000.

Surge's unaudited loss and comprehensive loss for the periods is as follows:

Seven Months ended
December 31, 2023
Comprehensive loss for the period (per Surge Financial Statements)	(6,547,134)
Exploration & evaluation expenditures	(2,929,765)
Comprehensive loss for the period (in accordance with ALC's accounting policies)	(9,476,899)

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

6. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

Select information from Surge's statements of financial position is as follows:

December 31, 2023
Current assets	6,800,432

Non-current assets (per Surge Financial Statements)	9,700,672
Exploration & evaluation expenditures	(4,914,061)
Non-current assets (In accordance with ALC's accounting policies)	4,786,611
Current liabilities	201,800

Surge's statements of financial position and statements of loss and comprehensive loss for the period have been adjusted to align Surge's accounting policies with the Company's, specifically relating to the accounting of exploration and evaluation expenditures.

The Company was appointed as an advisor by Surge to assist in the exploration and development of Surge's Nevada North Lithium project. The Company has received an upfront fee of $240,000 from Surge in relation to the advisory engagement which covers a period of 12 months starting on June 9, 2023. For the year ended February 29, 2024, the Company recognized $180,000 of revenue related to the advisory engagement and $60,000 of deferred revenue remained on the Company's statement of financial position.

7. RECLAMATION DEPOSITS

As at February 29, 2024, reclamation deposits of $593,009 (February 28, 2023 - $594,713) consisted of a bond recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in note 10.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

8. PROPERTY AND EQUIPMENT

		Furniture	Machinery
	Computer	and Office	and			Leasehold
	Equipment	Equipment	Equipment	Vehicles	Buildings	Improvement	Land	Total
	$	$	$	$	$	$		$
Cost:
Balance, February 28, 2022	12,960	15,957	-	-	-	30,959	-	59,876
Additions	7,884	9,777	-	-	-	-	-	17,661
Balance, February 28, 2023	20,844	25,734	-	-	-	30,959	-	77,537
Additions	45,857	81,005	695,413	120,635	337,215	-	76,309	1,356,434
Balance, February 29, 2024	66,701	106,739	695,413	120,635	337,215	30,959	76,309	1,433,971
Accumulated depreciation:
Balance, February 28, 2022	4,108	3,933	-	-	-	2,064	-	10,105
Depreciation for the year	5,973	3,382	-	-	-	6,192	-	15,547
Balance, February 28, 2023	10,081	7,315	-	-	-	8,256	-	25,652
Depreciation for the year	17,892	21,528	122,993	36,594	28,853	6,191	-	234,051
Balance, February 29, 2024	27,973	28,843	122,993	36,594	28,853	14,447	-	259,703
Net book value:
As at February 28, 2023	10,763	18,419	-	-	-	22,703	-	51,885
As at February 29, 2024	38,728	77,896	572,420	84,041	308,362	16,512	76,309	1,174,268

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

As at February 29, 2024, the term on the Company's Nevada office space has ended and only the Company's Vancouver office space is accounted for in accordance with IFRS 16.

Right-of-use assets

Office Leases
$
Cost:
Balance, February 28, 2022	304,438
Foreign exchange adjustment	8,277
As at February 28, 2023	312,715
ROU asset adjustment	(123,649)
As at February 29, 2024	189,066

Accumulated Depreciation:
Balance, February 28, 2022	25,077
Depreciation for the year	76,519
Foreign exchange adjustment	2,291
As at February 28, 2023	103,887
Depreciation for the year	63,119
ROU asset adjustment	(78,775)
As at February 29, 2024	88,231

Net book value:
As at February 28, 2023	208,828
As at February 29, 2024	100,835

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Total lease liabilities

$
As at February 28, 2022	284,859
Lease payments	(84,318)
Finance charge	28,751
Foreign exchange adjustment	(3,003)
As at February 28, 2023	226,289
Lease payments	(89,778)
Finance charge	11,783
Lease liability adjustment	(48,712)
Foreign exchange adjustment	17,337
116,919
Less: current portion of lease liability	(39,013)
As at February 29, 2024	77,906

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Year	$
Fiscal 2025	50,943
Fiscal 2026	51,443
Fiscal 2027	34,961

10. EXPLORATION AND EVALUATION ASSETS

		Nevada	Falchani	Macusani
	TLC Project	Option	Project	Project	Total
	$	$	$	$	$
Balance, February 28, 2022	25,273,612	-	93,737,781	16,534,354	135,545,747
Additions:
Acquisition costs	5,056,899	-	5,152,130	-	10,209,029
Royalty Buyback	4,503,000	-	-	-	4,503,000
Balance, February 28, 2023	34,833,511	-	98,889,911	16,534,354	150,257,776
Additions:
Acquisition costs	-	201,645	-	-	201,645
Balance, February 29, 2024	34,833,511	201,645	98,889,911	16,534,354	150,459,421

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

10.  EXPLORATION AND EVALUATION ASSETS (continued)

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder").

The Company made the following payments for the TLC Project in during the year ended February 28, 2023:

  June 2022 - the Company paid cash of $4,083,681 to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project.
  January 2023 - the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 to buy back the remaining one percent (1%) gross overriding royalty on the Company's wholly owned TLC Project.
  January 2023 - the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire eight lode mining claims located in Nye County, Nevada, contiguous to the TLC Project through the acquisition of Maran Ventures Ltd.

Option - Nevada, USA

During August 2023, the Company entered into an option and right-of-first refusal to purchase a property with certain water rights for $201,645, expiring in 3 years.

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company's Falchani Project. The Company paid $517,130 and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

32 of the 174 Falchani Project and Macusani Project concessions now held by the Company’s subsidiaries Macusani Yellowcake and Macusani Uranium, have been subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of the Ministry of Energy and Mines of Peru (“MINEM”) in February 2019 and July 2019, respectively, which declared Macusani Yellowcake’s title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani Yellowcake is the rightful owner of these concessions. On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani Yellowcake’s title to the 32 concessions could be revoked. However, the Company believes that there are no grounds for the Supreme Court to assume jurisdiction and will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

11. SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the year ended February 29, 2024:

In February 2024, the Company issued 2,900,000 common shares in connection with the vesting and conversion of 2,900,000 restricted share units.

The Company issued 26,307 common shares in connection with the exercise of 26,307 warrants with a weighted average exercise price of $1.75 for total proceeds of $46,021. As a result, the Company transferred $33,706 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 540,600 common shares in connection with the exercise of 540,600 stock options with a weighted average exercise price of $1.47 for total proceeds of $801,908. As a result, the Company transferred $561,349 representing the carrying value of the exercised options from reserves to share capital.

During the year ended February 28, 2023:

In June 2022, the Company issued 2,250,000 common shares of the Company at a fair value of $4,635,000 in relation to the acquisition of additional concessions in Falchani Property. (Note 10)

In January 2023, the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 in relation to the royalty buyback on the TLC Project. (Note 10)

In January 2023, the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire Maran Ventures Ltd. (Note 10)

The Company issued 2,966,282 common shares in connection with the exercise of 2,966,282 warrants with a weighted average exercise price of $3.15 for total proceeds of $9,343,053. As a result, the Company transferred $4,174,948 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 3,442,589 common shares in connection with the exercise of 3,442,589 stock options with a weighted average exercise price of $1.32 for total proceeds of $4,583,392. As a result, the Company transferred $3,132,758 representing the carrying value of the exercised options from reserves to share capital.

Stock options

The Company has established an omnibus incentive plan (the "Incentive Plan") for directors, employees, and consultants, which provides for the grant of incentive stock options. Under the Incentive Plan, the exercise price of each option is determined by the Board, based upon the market price and subject to the policies of the Exchange. The aggregate number of shares issuable pursuant to options, and other securities granted under the Incentive Plan is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

11. SHARE CAPITAL (continued)

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average
		exercise price
		$
Balance, February 28, 2022	14,339,775	2.00
Granted	1,800,000	4.10
Exercised	(3,442,589)	1.32
Cancelled/Expired	(717,970)	2.67
Balance, February 28, 2023	11,979,216	2.47
Granted	75,000	2.73
Exercised	(540,600)	1.47
Forfeited	(465,000)	3.74
Cancelled/Expired	(159,850)	3.37
Balance, February 29, 2024	10,888,766	2.46

As at February 29, 2024, the following options were outstanding and exercisable:

Number of options	Number of options
outstanding	exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
166,750	166,750	2.24	0.15	23-Apr-24(1)
200,000	200,000	0.25	0.94	4-Feb-25
1,729,167	1,729,167	1.28	1.55	17-Sep-25
51,515	51,515	1.03	1.78	9-Dec-25
5,758,334	5,758,334	2.17	2.28	10-Jun-26
1,323,000	1,323,000	3.63	2.97	16-Feb-27
250,000	250,000	1.91	3.35	4-Jul-27
150,000	150,000	2.14	3.60	4-Oct-27
1,185,000	1,185,000	4.85	3.93	2-Feb-28
75,000	50,000	2.73	4.39	18-Jul-28
10,888,766	10,863,766

(1) Subsequent to February 29, 2024, the stock options expired unexercised.

During the year ended February 29, 2024, the Company recorded share-based compensation of $2,862,913 (February 28, 2023 - $6,716,937) in relation to stock options.

During the year ended February 29, 2024, the weighted average fair value of stock options granted was $2.09 per stock option (February 28, 2023 - $3.04). Weighted average assumptions used in the Black-Scholes option pricing model for stock options granted during the years ended February 29, 2024, and February 28, 2023, were as follows:

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

11.  SHARE CAPITAL (continued)

	Year ended
	February 29, 2024	February 28, 2023
Exercise price	2.73	4.10
Expected volatility	101.12%	104.40%
Risk-free interest rate	3.76%	2.96%
Forfeiture rate	4.05%	3.44%
Expected life	5 years	5 years
Dividend yield	Nil	Nil

Restricted share units

The Incentive Plan also provides for the grant restricted share units ("RSUs") to directors, officers and employees. Upon vesting, at the Company's discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted under the Incentive Plan, as well as any other securities granted under the Incentive Plan, is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 5% of the issued shares of the Company. As of February 29, 2024, all RSUs granted are equity settled and vest over a 2-year period.

The fair value of RSUs granted during the year ended February 29, 2024 was $2.73 per RSU (February 28, 2023 - $4.36 per RSU).

During the year ended February 29, 2024, the Company recorded share-based compensation of $11,085,433 (February 28, 2023 - $5,846,246) in relation to the RSUs.

RSU transactions are summarized as follows:
Number of RSUs
Balance, February 28, 2022	2,900,000
Granted	2,795,000
Balance, February 28, 2023	5,695,000
Granted	75,000
Vested	(2,900,000)
Forfeited	(40,000)
Balance, February 29, 2024	2,830,000

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

11.  SHARE CAPITAL (continued)

A summary of changes of RSUs outstanding is as follows:

Number of RSUs	Remaining life	Vesting Date
	(years)
225,000	0.35	July 4, 2024
150,000	0.60	October 4, 2024
2,380,000	0.93	February 2, 2025
75,000	1.38	July 18, 2025
2,830,000

Performance share units

The Incentive Plan also provides for the grant of performance share units ("PSUs") to directors, officers and employees. Upon vesting, at the Company's discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted under the Incentive Plan, as well as any other securities granted under the Incentive Plan, is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 5% of the issued shares of the Company. As of February 29, 2024, all granted PSUs are equity settled.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets. These PSUs were granted with a fair value of $9,440,000 which is being recorded over an estimated life of 5 years.

During the year ended February 29, 2024, the Company recorded share-based compensation of $2,045,333 (February 28, 2023 - $nil) in relation to the PSUs.

PSU transactions are summarized as follows:

Number of PSUs
Balance, February 28, 2022	-
Granted	2,000,000
Balance, February 28, 2023 and February 29, 2024	2,000,000

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

11. SHARE CAPITAL (continued)

Warrants

A summary of changes of warrants outstanding is as follows:

		Weighted average
	Warrants	exercise price
		$
Balance, February 28, 2022	28,792,928	3.18
Issued	82,650	3.00
Exercised	(2,966,282)	3.15
Balance, February 28, 2023	25,909,296	3.18
Issued	10,150	3.00
Exercised	(26,307)	1.75
Expired	(5,791,893)	4.00
Balance, February 29, 2024	20,101,246	2.95

Details of common share purchase warrants outstanding as at February 29, 2024 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date**
	$	(years)
2,956,250	3.00	0.16	April 29, 2024
16,507,535	3.00	0.20	May 11, 2024
398,833*	1.379	0.16	April 27, 2024
233,605*	1.379	0.20	May 12, 2024
5,023*	1.379	0.20	May 13, 2024
20,101,246

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full warrant exercisable until May 11, 2024 at $3.00.

**Subsequent to February 29, 2024, the Company issued 3,614 common shares in connection with the exercise of 3,614 warrants. The remainder of the warrants expired unexercised.

 12. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)
	Year ended	Year ended
	February 29	February 28
	2024	2023
	$	$
Exploration and evaluation
expenditures	-	254,242
Management and directors fees	2,067,000	1,987,584
Share-based compensation	10,818,516	6,662,194
	12,885,516	8,904,020

As at February 29, 2024, the Company owed $24,725 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses which is included in accounts payable and accrued liabilities.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 6.

These transactions were in the normal course of operations.

13. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the year ended February 29, 2024.

 14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, GICs, a short-term investment, amounts receivable, deposits, reclamation deposits, accounts payable and accrued liabilities and lease liabilities. As at February 29, 2024, the Company classifies its short-term investment as FVTPL and its remaining financial instruments at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature. The carrying value of the Company's lease liability is measured at the present value of the discounted future cash flows.

The Company classifies financial instruments carried at fair value according to the following hierarchy based on the amount of observable inputs used to value the financial instrument:

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data. The Company's Surge Warrants (short-term investment) are classified under Level 3.

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, GICs and amounts receivable. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal. The Company's amounts receivable balance primarily consists of goods and sales taxes receivables from the Government of Canada.

The Company's maximum exposure to credit risk is as follows:

	February 29	February 28
	2024	2023
	$	$
Cash and cash equivalents	11,889,416	11,985,766
Guaranteed investment certificates	-	28,636,414
Amounts receivable	616,042	400,804
	12,505,458	41,022,984

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they come due. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Liquidity risk is assessed as low.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table summarizes the Company's outstanding financial liabilities.

	February 29	February 28
	2024	2023
	$	$
Accounts payable and accrued liabilities	2,174,324	1,663,785
Lease liabilities (note 9)	116,919	226,289
	2,291,243	1,890,074

 Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at February 29, 2024, the Company had foreign currency net assets of $2,658,651 in United States dollars, amounting to $3,607,789. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $360,779.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price Risk

Price risk is the risk that assets or liabilities carried at fair value or future cash flows of a financial instrument will fluctuate because of changes in market conditions.

The Company's maximum exposure to price risk on its short-term investment is as follows:

	February 29	February 28
	2024	2023
	$	$
Level 3	4,451,480	-

During the year ended February 29, 2024, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

15. SEGMENTED INFORMATION

The Company has one reportable segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information on the Company's non-current assets is as follows:

February 29, 2024	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	35,035,156	115,424,265	150,459,421
Investment in Surge	1,828,201	-	-	1,828,201
Other non-current assets	133,804	783,359	950,949	1,868,112
Total non-current assets	1,962,005	35,818,515	116,375,214	154,155,734

February 28, 2023		Canada		USA		Peru		Total
	$		$		$		$
Exploration and evaluation assets		-		34,833,511		115,424,265		150,257,776
Other non-current assets		785,248		70,178		34,023		889,449
Total non-current assets		785,248		34,903,689		115,458,288		151,147,225

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

16. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Year ended	Year ended
	February 29	February 28
	2024	2023
	$	$
Supplemental cash-flow disclosure:
Interest	1,137,327	40,741
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	-	10,084,000
Reclassification of restricted share units vested	10,469,000	-
Reclassification of stock options exercised	561,349	3,132,758
Reclassification of warrants exercised	33,706	4,174,948

17. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and provincial income tax rates:

	Year ended	Year ended
	February 29	February 28
	2024	2023
Combined statutory tax rate	27%	27%
Expected tax (recovery)	(10,774,000)	(9,630,000)
Impact of different statutory tax rates on earnings of subsidiaries	109,000	398,000
Permanent difference and other	5,251,000	3,399,000
Change in deferred tax asset not recognized	5,414,000	5,833,000
Net deferred tax recovery	-	-

Current income tax	-	-
Deferred tax recovery	-	-

American Lithium Corp. Notes to the Consolidated Financial Statements For the years ended February 29, 2024 and February 28, 2023 (Expressed in Canadian Dollars)

17. INCOME TAXES (continued)

The significant components of the Company's recognized deferred tax assets and liabilities are as follows:

	2024	2023
Deferred tax assets (liabilities)
Property and equipment	(33,000)	-
Non-capital losses	68,000	-
ROU asset	(27,000)	(37,435)
ROU liability	27,000	37,435
Short-term investment	(291,000)	-
Deferred gain on short-term investment	256,000	-
Net deferred tax assets	-	-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024 $	Range	2023 $	Range
Temporary Differences
Share issue costs	1,552,000	2045 to 2046	2,402,000	2044 to 2046
Property and equipment	702,000	No expiry date	547,000	No expiry date
Non-capital losses available for future period	73,536,000	See below	61,653,000	See below
Exploration and evaluation assets	38,254,000	No expiry date	24,590,000	No expiry date
Share based compensation	1,539,000	No expiry date	6,439,000	No expiry date
ROU liability	16,000	No expiry date	12,000	No expiry date
Investment in Surge Battery	1,234,000	No expiry date	-	-
Other Accruals	174,000	No expiry date	-	-

Non-capital losses by country
Canada	50,582,000	2026 to 2044	39,144,000	2026 to 2043
United States	22,954,000	2037 to indefinite	22,509,000	2037 to indefinite
Peru	-	-	-	-

Tax attributes are subject to review, and potential adjustments by tax authorities.